

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Ivanhoe Electric Inc.
606 – 999 Canada Place
Vancouver, BC V6C 3E1
Canada

Re: Ivanhoe Electric Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.10, 10.11, 10.12, 10.13, and 10.14
Filed May 24, 2022
File No. 333-265175

Dear Mr. Friedland:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance